Robert W. Walter, Esq.

Phone (303) 667-7193
Rww200@comcast.net
January 19, 2007
VIA EDGAR
Max A. Webb, Assistant Director
H. Yuna Peng, Esq.
Mail Stop 3651
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Z-Axis Corporation and Silicon Mountain Memory, Incorporated
Schedule 14A (the “Proxy Statement”)
File No. 000-11284
Filed June 30, 2006
Dear Mr. Webb and Ms. Peng:
     On behalf of Z-Axis Corporation, a Colorado corporation (“Z-Axis”), and as contributed to by Silicon Mountain Memory, Incorporated (“SMM”), we file with you herewith Amendment No. 1 (the “Amendment”) to the Proxy Statement. Four marked copies of the Amendment will be delivered to you and Ms. Peng by overnight courier on Monday, January 22, 2007 for the Staff’s use in its review.
     The Amendment’s filing was delayed well beyond its expected filing date as a result of a number of transactions described in the Amendment, most of which relate to SMM’s acquisition of the assets of VCI Vision Computers, Inc. (“VCI”) in September 2006. This acquisition was the subject of the non-binding letter of intent which was disclosed in the Proxy Statement when originally filed in June 2006. In connection with this acquisition, SMM consummated an institutional financing that caused a small modification in the exchange ratio between Z-Axis and SMM. In October 2006, SMM purchased from VCI affiliates the land and building in which VCI’s operations are conducted, and thereafter entered into a sale/leaseback transaction with respect to such land and building. While these transactions are expected to be beneficial from a business perspective, the cumulative effect was to delay the transactions that are the subject of the Amendment until the VCI-related transactions were closed. Finally, because VCI was significant to SMM for accounting purposes, VCI’s audited financial statements were required to be presented in the Amendment, thus necessitating the

Max A. Webb, Assistant Director
U.S. Securities and Exchange Commission
January 19, 2007

inclusion of those financials and corresponding changes to the pro forma financial statements.
     The following responses are provided to further assist the Staff in its review of the Amendment. We have numbered the paragraphs below to correspond to the numbered paragraphs of the Staff’s letter of comment dated July 26, 2006 (the “Comment Letter”).
General
     1. The description of the LLC Interests Sale Agreement, or the LLC sale agreement, has been conformed throughout the Amendment as requested by the Staff.
     2. Throughout the Amendment, references to shares of Z-Axis common stock have been clarified to refer to pre-split or post-split shares, as appropriate.
Questions and Answers
     3. Please see the new disclosure added on page 6 of the Amendment for a discussion of why the special committee of the board of directors of Z-Axis believes the transactions are advisable, fair to, and in the best interests of, Z-Axis.
Summary, page 9
     4 and 5. Please see the additional disclosure on pages 13, 18 and 103 concerning the ability of the parties to waive certain conditions to closing and what conditions are waivable.
Risk Factors, page 17
     6. The risk factor concerning due diligence has been removed.
     7. As now disclosed on page 7, the investor group will repay the fees and expenses fronted by Z-Axis if the transactions do not close.
     8. The last paragraph on page 11 has been revised to reflect the continuing share ownership of the investor group after use of a portion of their shares to fund a portion of the purchase price.
     9. The phrase “without limitation” has been removed on page 15 in the “Cautionary Statement.”
     10. The names of SMM’s principal suppliers have been disclosed in the last risk factor on the bottom of page 18 of the Amendment.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Max A. Webb, Assistant Director
U.S. Securities and Exchange Commission
January 19, 2007

Management’s Discussion and Analysis or Plan of Operation — Z-Axis, page 36
     11. The disclosure has been harmonized on page 38 and throughout the Amendment.
     12. We have clarified throughout the Z-Axis MD&A the references to fiscal quarters, as Z-Axis is on a March 31 fiscal year.
     13. The information concerning the Z-Axis line of credit has been updated on pages 44 and 45 of the Amendment.
     14. We have revised the “Known Trends” language on page 38 in the last paragraph under that subsection.
     15. The phrase concerning SEC comments on page 38 has also been deleted per the Staff’s comment.
     16. Z-Axis has not disclosed in prior filings under the Securities Exchange Act of 1934, as amended, the identity of its material customers, including those who account for material receivables. As Z-Axis will no longer be a public company following the transactions outlined in the Amendment, management requests the Staff’s consideration in this regard. If necessary or if requested by the Staff, Z-Axis will file a confidential treatment request covering this information.
     17. This comment was superseded as a result of the refinancing of the Silicon Valley Bank line of credit with an unaffiliated institutional investor. Please see the disclosure on pages 53, 65, 66, and F-36 of the Amendment for information concerning this refinancing.
     18. This comment has been addressed through the disclosure of the sales of common stock by SMM to three accredited investors that are described on page 67 and the institutional investor financing described on pages 65, 66 and F-36. The effect of these transactions on Z-Axis stockholders has been addressed through the revisions to the exchange ratio.
Information about Silicon Mountain Memory, Incorporated, page 54
     19. The disclosure has been updated to reflect SMM’s last payment under the MARS agreement and the fulfillment of SMM’s obligations thereunder. Please see the updated disclosure on page 63 of the Amendment under “Super PC.”
Recent Developments, page 59
     20. The non-binding letter of intent referred to in this comment was the letter of intent which SMM had entered into with VCI. Accordingly, financial and other
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Max A. Webb, Assistant Director
U.S. Securities and Exchange Commission
January 19, 2007

disclosure has been updated throughout the Amendment to reflect the VCI acquisition, which closed in September 2006.
The Exchange and the LLC Sale, page 62
     21. Additional disclosure concerning the benefits and detriments of the transactions has been added on pages 72 and 73 of the Amendment and, to the extent possible, quantified.
Background of the Exchange, page 62
     22. The paragraph in question has been revised. Please see the disclosure at the end of the penultimate paragraph on page 68 of the Amendment.
     23. Please see the additional disclosure which has been added on the first full paragraph on page 69 of the Amendment.
Reasons for the Exchange and the LLC Sale, page 65
     24. Please see the revised disclosure in the first bullet at the top of page 72.
     25. Please see the additional disclosure which has been added to what is now the fourth bullet point on page 73 of the Amendment.
     26. The disclosure concerning Z-Axis’ estimated costs that are attributable to its operating as a public company are disclosed approximately three-fourths into the second bullet point on page 72 of the Amendment.
     27. Please see the additional disclosure in the fourth bullet point on page 73 and the updated MD&A on pages 39 through 41 of the Amendment.
Recommendation of the Board of Directors and the Special Committee, page 68
     28. The fairness discussion under this section refers to fairness to Z-Axis and its stockholders. Please see the first and second paragraphs on page 75.
     29. Please see the disclosure concerning the interests of Board members and officers which appears on pages 84 through 86 of the Amendment.
Opinion of Sarowdin Parners, page 68
     30. The presentation materials will be forwarded to the Staff under separate cover.
     31. Please see the SMM valuation disclosure which has been added from the bottom of page 79 through page 81.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Max A. Webb, Assistant Director
U.S. Securities and Exchange Commission
January 19, 2007

Discounted Cash Flow Analysis, page 70
     32. Please see the revised discussion of valuation methodology which appears in the last three paragraphs on page 77 of the Amendment.
     33. The discussion of why different discount rates were used appears in the last paragraph on page 77 of the Amendment, and the first half of page 78.
     34. Please see the additional disclosure on page 77 and 78 as to how Sarowdin Partners was able to arrive at a fairness opinion. The Staff may also wish to review the expanded “Conclusion” section on page 81 in this regard.
     35. Please see pages 77, 78 and 81 of the Amendment as to the relevancy of the discounted cash flow analysis.
Valuation of the Publicly Traded Shell, page 72
     36. Please see the last full paragraph on page 79 of the Amendment for this disclosure.
Selected Transaction Analysis for Silicon Mountain, page 72
     37. The Selected Transaction Analysis is no longer used in this section for SMM.
Exchange Ratio, page 73
     38. Please see the new disclosure on page 81 with respect to all material analyses performed by Sarowdin Partners.
     39. Please see the new tables on page 81 for the comparative values and ranges suggested by different valuation methods.
     40. Please see the discussion of the four scenarios which appears on page 78 of the Amendment.
Z-Axis Proposal One, page 86
     41. Please see the additional disclosure on page 103 under “Required Vote.”
Z-Axis Proposal Two, page 98
     42. Please see the additional disclosure on page 108 under “Required Vote.”
Purpose of the Reverse Split, page 103
     43. Please see the revised disclosure on page 110 of the Amendment.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Max A. Webb, Assistant Director
U.S. Securities and Exchange Commission
January 19, 2007

     44. Please see the new disclosure which has been added on page 113 of the Amendment.
Z-Axis Proposal Ten, page 122
     45. Please see the new disclosure on page 126 of the Amendment.
Security Ownership of Certain Beneficial Owners and Management, page 122
     46. Please see the new disclosure on page 127 in note 8.
Availability of Form 10-KSB
     47. Please see the revised disclosure on page 136 of the Amendment under “Availability of Form 10-KSB and Subsequently Filed Reports.”
Annex C
     48. Please see the disclosure in the updated opinion of Sarowdin Partners included as a part of Annex C. In this regard, the Staff is asked to note that not all Annexes are being re-filed with the Amendment; however, all annexes will be filed as part of the definitive proxy materials which are filed upon completion of the Staff’s review.
Proxy Cards
     49. Please see the revised proxy cards for Z-Axis and SMM.
****
We appreciate the Staff’s comments and look forward to the Staff’s review of the Amendment.

Very Truly Yours,

/s/ Robert W. Walter

Robert W. Walter

cc:	Z-Axis Corporation
Patton Boggs LLP
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111